ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 www.orbitalcorp.com.au
ASX Code: OEC
NYSE Amex Code: OBT
FOR IMMEDIATE RELEASE: 17 January 2013

Appointment of Chief Financial Officer

PERTH, AUSTRALIA – Orbital Corporation Limited advises that Mr Keith Halliwell, the current Chief Financial Officer of the company, has resigned to accept a position with another company. His resignation will take effect from mid February 2013.

Mr Terry Stinson, CEO and Managing Director commented, “The Board and I have greatly appreciated Keith’s dedication to Orbital and his significant contribution and leadership overseeing the Company’s financial activities over the past 12 years, including his role as a director of Synerject. Keith has also played a key part in the recent transformation of Orbital from principally an engineering consulting services company into a more diversified systems supply enterprise.

The Board is pleased to announce that Mr Ian Veitch, Orbital’s current Company Secretary will be promoted to the position of Chief Financial Officer upon Mr Halliwell’s departure.  Mr Veitch, a Chartered Accountant and Chartered Secretary, has been with Orbital since 2006. He has been closely involved in all Orbital’s financial reporting and governance obligations since joining the company.

“Over the years Keith has developed a strong finance team and we are confident that he leaves these responsibilities in highly capable hands. We wish him all the best in his next appointment, and welcome Ian to his new role,” added Mr Stinson.

ENDS

CONTACTS	Terry Stinson CEO & Managing Director Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the NYSE AMEX (OBT).